*Exhibit 8*

## Information about DBRS Credit Analysts and Persons Who Supervise Credit Analysts

*As of 5 March 2018, DBRS had a total of 287 Credit Analysts (Including Credit Analyst Supervisors), of whom 59 were Credit Analyst Supervisors*

*Credit Analysts (Including Credit Analyst Supervisors) – Current Total Number = 287*

*Analyst*
A BA degree is generally required for this position, and enrollment in the CFA program is a plus. Individuals have 0 – 3 years experience and must have financial statement analytical abilities, spreadsheet skills and an understanding of basic financial concepts.

*Senior Financial Analyst*
This position typically requires an undergraduate or MBA degree, with enrollment in the CFA program as a plus. An individual is also required to have 1 – 2 years experience as an analyst, as well as strong research skills, financial statement analytical abilities, spreadsheet skills, a good understanding of basic financial concepts and growing industry knowledge.

*Assistant Vice President*
This position also typically requires an undergraduate or MBA degree. An individual is required to have 2 –5 years experience as an analyst as well as strong analytical skills, strong research skills, strong financial statement analytical abilities, a solid understanding of basic financial concepts, solid industry knowledge and growing financial markets knowledge, good communication skills and developing relationship management skills.

*Vice President*
An individual in this position typically has more than 5 years of experience since graduation from an MBA program or has a comparable combination of education and related experience as an analyst. This position requires solid analytical skills, strong writing abilities, good communication skills, solid knowledge of his/her industry and the financial markets and good relationship management skills.

*Senior Vice President*
An individual in this position typically has a minimum of 7 years of experience since graduation from an MBA program or has an equivalent combination of education and experience as an analyst. Outstanding analytical abilities, strong relationship management skills, excellent writing skills, excellent communication skills and in-depth knowledge of his/her industry and the financial markets.
These Senior Vice Presidents have no direct reports.

***Credit Analyst Supervisors – Current Total Number = 59***

*Vice President*
An individual in this position typically has more than 5 years of experience since graduation from an MBA program or has a comparable combination of education and related experience as an analyst. This position requires solid analytical skills, strong writing abilities, good communication skills, solid knowledge of his/her industry and the financial markets and good relationship management skills, as well as the ability to manage and mentor junior analysts.

*Senior Vice President*
An individual in this position typically has a minimum of 7 years of experience since graduation from an MBA program or has an equivalent combination of education and experience as an analyst. Outstanding analytical abilities, strong relationship management skills, excellent writing skills, excellent communication skills, in-depth knowledge of his/her industry and the financial markets and a strong ability to manage and mentor junior analysts are also required.

These Senior Vice Presidents have direct reports and engage in analysis.

*Managing Director*
An individual in this position typically has a minimum of 15 years of experience since graduation from a graduate degree program or has an equivalent combination of education and experience as an analyst. This position also requires extremely strong analytical skills, significant in-depth knowledge of his/her industry and the financial markets, strong management/leadership skills and ability to mentor junior analysts, excellent relationship management abilities and highly developed communication skills. A member of "DBRS Management" is expected to think beyond his/her own sector and assist with the development of DBRS and its strategies on a wider scale. Manages an Industry or Product Group and able to provide appropriate analytical guidance to the Group/Team as needed.